PROXY NOTICE

China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone
Xinzheng City, Zhengzhou, Henan Province 451191
People’s Republic of China

IMPORTANT INVESTOR INFORMATION - YOUR VOTE COUNTS!

Shareholder Notice of Availability of Proxy Materials

Your name and any applicable voting reference numbers appear in the upper-left-hand-corner of this Notice.

To vote your shares, please follow the instructions listed below.

Important Notice Regarding the Availability of Proxy Materials for the
China Gerui Advanced Materials Group Limited Shareholder Meeting to Be Held on November 10, 2011

1. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

2. The proxy statement and annual report to security holders are available at: http://www.geruigroup.com/Annual%20Reports.html.

3. If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below on or before November 4, 2011 to facilitate timely delivery.

The China Gerui Advanced Materials Group Limited 2011 Annual Meeting will be held on November 10, 2011, at 10:00 a.m. local time, at the Sanya Marriott Hotel at Sanya Bay, Sanya, Hainan Province, 572000, People’s Republic of China. A description of the matters to be voted on, and the recommendations of the Board of Directors of China Gerui Advanced Materials Group Limited regarding these matters, appear on the second page of this notice.  Instructions for voting your shares appear below.

The proxy statement and annual report of China Gerui Advanced Materials Group Limited are available at the website specified above.  Your proxy card and a pre-addressed envelope are enclosed with this notice.  You may complete the proxy card and mail your proxy using the pre-addressed envelope.  You do not need to affix postage to the envelope if you live in the United States.

How to receive a copy of the proxy materials by mail or e-mail for this meeting or for future shareholder meetings:

Telephone: Call the transfer agent of China Gerui Advanced Materials Group Limited, Continental Stock Transfer & Trust Company, at 212-509-4000.

Email: Send an email with “Proxy Materials Order” in the subject line and in the body of the message, include your full name, address, and request, to: cstmail@continentalstock.com.

How to attend the meeting and vote in person:

China Gerui Advanced Materials Group Limited’s 2011 Annual Meeting will be held at the Sanya Marriott Hotel at Sanya Bay, Sanya, Hainan Province, 572000, People’s Republic of China. Please bring this notice with you if you intend to vote in person at the meeting.  To receive directions to the meeting, please contact China Gerui Advanced Materials Group Limited’s investor relations contact Mr. David Rudnick of CCG Investor Relations at 1-646-626-4172 or david.rudnick@ccgir.com.

Proposals to be voted on at China Gerui Advanced Materials Group Limited’s 2011 Annual Meeting are listed below along with the recommendations of the Board of Directors of China Gerui Advanced Materials Group Limited.

The Board of Directors of China Gerui Advanced Materials Group Limited recommends that you vote FOR the following proposals:

1. Election of Directors:

Nominees:

1. Harry Edelson

2. Kwok Keung Wong

2. To approve the ratification of UHY Vocation HK CPA Limited as China Gerui Advanced Materials Group Limited’s independent registered public accounting firm for fiscal year 2011.

Note: Such other business that may properly come before the meeting or any adjournment thereof.